                             RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                              LOS ANGELES, CA 90024
                            TELEPHONE (310) 208-1182
                            FACSIMILE (310) 208-1154

                                December 8, 2006



BY EDGAR CORRESPONDENCE AND FACSIMILE
-------------------------------------

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ronald E. Alper

         RE:      UWINK, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILE NO. 333-137661
                  FILED SEPTEMBER 28, 2006

Dear Mr. Alper:

         On behalf of uWink, Inc., a Utah corporation (the "Company"), we hereby transmit via Edgar Correspondence pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission's letter dated November 9, 2006.

         The Commission issued a comment letter dated November 9, 2006 based upon the Commission's review of the Company's registration statement on Form SB-2 filed on September 28, 2006. The following consists of the Company's responses to the Commission's comment letter. For the convenience of the staff, each comment is repeated verbatim with the Company's response immediately following.


GENERAL
-------

1. Given the participation of a registered-broker dealer, sales by members of the board of directors, and the size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 2


RESPONSE: The Company has amended the Registration Statement to (i) decrease the total number of shares registered by selling stockholders from 15,867,001 shares in the original filing to 7,495,254 shares in the amended filing and (ii) remove the following persons (or any entities controlled by them) as selling shareholders: Peter Wilkniss, Bradley Rotter, Kevin McLeod, Dan T. Lindquist, John Kaufman, and Paul and Lorraine Dumais who are directors and officers and Merriman Curhan Ford & Co. who is a registered broker-dealer. We believe that the Registration Statement is a proper shelf registration.

         Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant. The Company respectfully submits that all the shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because
(i) all the securities will be offered or sold solely by security holders of the Company and not by the Company; and (ii) none of the security holders is acting on behalf of the Company.

         Each of the selling stockholders is acting on its own behalf and not on behalf of the Company. Each of the selling stockholders has the full economic and market risk at least for the period from the date of purchase to the effective date of the Registration Statement, which has not yet occurred. The selling stockholders purchased the shares for investment purposes and not with a view to distribution. There are no indicia that any of the selling stockholders is engaged in a "distribution." A distribution is defined under Regulation M as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods. To the knowledge of the Company, none of the selling stockholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the shares covered by the Registration Statement.

         Because none of the selling stockholders is acting on behalf of the Company, and because the Registration Statement pertains only to securities being offered or sold by persons other than the Company, the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(I)(i).

         Item D.29 of the SEC's Manual of Publicly Available Telephone Interpretations sets forth six factors which an issuer should analyze to determine the application of Rule 415. The Company has analyzed these factors, and believes this analysis provides further confirmation that the sales of securities being registered are appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

         A. HOW LONG THE SELLING SHAREHOLDERS HAVE HELD THE SHARES.

         The selling stockholders have held the shares for time periods that range from four months to nine months. In each case, during the entire period since the date of acquisition, the selling stockholder has been subject to the full economic and market risks of ownership, with no assurance of the stockholder's ability to sell the shares, either in a liquid market - or at al1. This situation is contrary to that of a stockholder that undertakes the purchase of stock "with a view to distribution" or otherwise on behalf of the Company.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 3


         B. THE CIRCUMSTANCES UNDER WHICH THE SELLING SHAREHOLDERS ACQUIRED THE SHARES.

         Substantially all the shares being registered are issuable to security holders pursuant to the terms of two private placement offerings made by the Company to accredited investors within the past nine months. In each of these private offerings, interests were purchased by security holders for cash at a fixed price, and each investor represented to the Company that it was acquiring the securities for its own account, not as nominee or agent, and not with a view toward resale or distribution. From the date of purchase, each of the selling stockholders has borne, and continues to bear, the full economic and market risk of ownership. In addition, since the date of purchase, security holders have had no mechanism to redeem, put or otherwise require the Company to repurchase the securities. All of these securities were issued to "accredited investors," and were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

         C. THE SELLING SHAREHOLDERS' RELATIONSHIP TO THE ISSUER.

         None of the investors in the private placements had any prior relationship with the Company except for: Tom Farrage, a vendor to the Company, who purchased 33,333 shares of common stock registered for sale hereunder; Robert Chais, a service provider to the Company, who purchased 50,000 shares registered for sale hereunder; Cody Management (whose principal is a service provider to the Company), which purchased 83,333 shares of common stock registered for sale hereunder; Elizabeth Amini, whose company is a service provider to the Company, who purchased 170,000 shares registered for sale hereunder; and RP Capital, a service provider to the Company, which purchased 333,333 shares of common stock registered for sale hereunder. These are not in any event material relationships. Further, no sales by such persons would be in an underwriting capacity or as a conduit on behalf of the Company.

         D. THE AMOUNT OF SHARES INVOLVED.

         Currently, there are 1,452,056 shares of the Company's common stock registered on Form S-8 registration statements with the SEC, and if the Registration Statement were declared effective, there would be approximately 8,947,310 shares registered, and an additional 16,054,184 outstanding shares (excluding unregistered option and warrants), for a total registered plus unregistered of 25,001,494. 7,495,254 shares, or approximately 30 percent of this total, are being registered under this Registration Statement.

         E. WHETHER THE SELLING SHAREHOLDERS ARE IN THE BUSINESS OF UNDERWRITING SECURITIES.

         Among the investors that purchased shares being registered, none is involved in the business of underwriting securities.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 4


         F. WHETHER, UNDER ALL THE CIRCUMSTANCES, IT APPEARS THAT THE SELLING SHAREHOLDERS ARE ACTING AS A CONDUIT FOR THE issuer.

         None of the selling stockholders is acting as a conduit for the issuer. Not only do the Company's relationships - or lack of relationships - confirm this, but there is no indication of any kind relevant to acting as a conduit.

         Each selling stockholder is an investor and made an independent investment decision to acquire the shares. The selling stockholders are not in the underwriting business. The private placements were negotiated at arm's length terms with immediate and continuing economic and market risk.

         Based on all the facts, circumstances and other matters related to the Registration Statement, including those set forth above, the Company believes and respectfully submits that the transaction covered by the Registration Statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

PROSPECTUS SUMMARY, PAGE 2
--------------------------

ABOUT US, PAGE 2
----------------

2. On page 2 you state, "[w]e believe our software and hardware components can be used in multiple products, thereby reducing the cost of development, the time to market, and the integration of existing software into additional hardware applications." Please explain here or elsewhere in the document the "software and hardware components" and "multiple products" to which you refer.

         RESPONSE: We have removed this statement on page 2, as we believe it is no longer relevant to investors given our transition to an entertainment restaurant company.

3. Please provide an update of the status of the restaurant discussed on page 2 which was scheduled to open in early October 2006.

         RESPONSE: We have provided an update on the status of the restaurant discussed on page 2. The restaurant opened for business on October 16, 2006.

RECENT FINANCINGS, PAGE 3
-------------------------

4. Please revise the second paragraph under "Recent Financings" on page 3 to delete the reference to "non-cash proceeds." Please clarify that the $131,062 of debt was converted to common shares.

         RESPONSE: We have revised the second paragraph under "Recent Financings" on page 3 to delete the reference to "non-cash proceeds." We have clarified that the $131,062 of debt was converted to common shares. We have made conforming revisions throughout the SB-2.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 5


GROWTH STRATEGY, PAGE 3
-----------------------

5. Please summarize the financing you will use to fund your growth strategy.

         RESPONSE: We have provided disclosure on page 3 that we will need to raise additional equity or debt capital in the next 2 to 3 months to finance our operations and growth.

RISK FACTORS, PAGE 6
--------------------

GENERAL
-------

6. Provide a risk factor disclosing that your officers and directors own a controlling interest in the company and therefore will be able to influence matters relating to the election of directors, changes in control and all normal operating decisions.

         RESPONSE: We have provided a risk factor disclosing that our officers and directors own a controlling interest in the Company and therefore will be able to influence matters relating to the election of directors, changes in control and all normal operating decisions.

7. Provide a risk factor disclosing that you do not have an independent audit committee.

         RESPONSE: We have provided a risk factor disclosing that we do not have an independent audit committee.

8. Please revise the carryover risk factor on pages 7-8 to quantify your accumulated deficit.

         RESPONSE: We have revised the carryover risk factor on pages 7-8 to quantify our accumulated deficit.

9. Please revise the last risk factor on page 14 to provide a range of recent trading prices.

         RESPONSE: We have revised the last risk factor on page 14 to provide a range of recent trading prices.

10. Please revise the risk factor on page 15 to quantify the approximate amount of dilution that would result due to the exercise of the securities offered by this prospectus, assuming conversions at recent trading prices.

         RESPONSE: We have revised the risk factor on page 15 to quantify the approximate amount of dilution that would result due to the exercise of the warrants issued in our private placements transactions during 2006, assuming exercise at recent trading prices.

11. Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to uWink, Inc. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. It appears that risk factors 3, 15 through 17 and 22 are generic and should be revised, deleted or moved to another section of the prospectus as appropriate. Revise accordingly.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 6


         RESPONSE: We have revised risk factor 3 to state the material risk that is specific to the Company. We have deleted risk factors 15-17 and 22.

ADDITIONAL INFORMATION ABOUT THE COMPANY, PAGE 16
-------------------------------------------------

BUSINESS OF THE COMPANY, PAGE 16
--------------------------------

12. Please disclose whether the "uWink Game Library" will be used in the uWink restaurants.

         RESPONSE: We have disclosed that the "uWink Game Library" will be used in our restaurants.

13. Please disclose whether uWink, Inc. will continue to design and develop interactive software platforms for restaurants, bars and mobile devices as it develops its entertainment restaurant concept.

         RESPONSE: We have disclosed that we believe that the software platforms and touch screen terminals we have developed, and are continuing to develop, for our restaurant concept can be deployed in other restaurants, bars and mobile devices. While we have no current plans to do so, we may in the future seek opportunities to employ these assets in some of all of these other venues.

14. Please expand upon the discussion from the summary and provide an update of the company's efforts to license the SNAP! and Bear Shop intellectual property to third party manufacturers in exchange for licensing fees.

         RESPONSE: We have expanded upon the discussion from the summary and provided an update of the Company's efforts to license the SNAP! and Bear Shop intellectual property to third party manufacturers in exchange for licensing fees.

COMPETITION, PAGE 18
--------------------

15. Please disclose whether your competition includes other restaurants that offer interactive ordering, electronic games and other digital entertainment.

         RESPONSE: We have disclosed that our competition may include other restaurants that offer interactive ordering, electronic games and other digital entertainment.

PRODUCTS AND SERVICES, PAGE 19
------------------------------

THE UWINK RESTAURANT, PAGE 19
-----------------------------

DECOR AND ATMOSPHERE, PAGE 20
-----------------------------

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 7


16. Please define "dynamic projected interior." Please avoid trade and industry jargon, such as "vending solutions."

         RESPONSE: We have deleted the reference to "dynamic projected interior" as it is defined in the next succeeding sentence and revised the disclosure to avoid trade and industry jargon, such as "vending solutions."

DIRECTORS AND EXECUTIVE OFFICERS, PAGE 25
-----------------------------------------

17. Where applicable, please indicate which companies mentioned under your directors' and officers' biographies are SEC reporting companies.

         RESPONSE: We have indicated, where applicable, which companies mentioned under our directors' and officers' biographies are SEC reporting companies.

18. If true, indicate that Mr. Bushnell is also a director of Com-Guard.Com, Inc.

         RESPONSE: As indicated in response number 72 in our letter to Mr. Reynolds dated June 30, 2006, Mr. Bushnell is not a director of Com-Guard.Com, Inc. Mr. Bushnell is on the advisory board of Com-Guard.Com, Inc.

19. If true, indicate that Mr. Rotter is or was a director or officer of Homeseekers.Com Inc.

         RESPONSE: We have indicated that Mr. Rotter was a director of Homeseekers.Com Inc. (now Realigent) from 1999-2001. Mr. Rotter resigned his board seat approximately 12 months prior to Homeseekers' bankruptcy filing.

20. If true, indicate that Mr. Dumais was an officer of Idokorro Mobile, Inc.

         RESPONSE:  Mr. Dumais was not an officer of Idokorro Mobile, Inc.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION, PAGE 28
----------------------------------------------------

21. Please revise to disclose any director compensation reflected in the warrants issuable to Mr. Rotter, as described on page 35.

         RESPONSE: There is no director compensation reflected in the warrants issued to Mr. Rotter.

EXECUTIVE COMPENSATION, PAGE 28
-------------------------------

22. Please revise the introductory paragraph to indicate that the compensation discussion addresses all compensation awarded to, earned by, or paid to the company's named executive officers for the fiscal years 2003 through 2005.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 8


         RESPONSE: We revised the introductory paragraph to indicate that the compensation discussion addresses all compensation awarded to, earned by, or paid to the Company's named executive officers for the fiscal years 2003 through 2005.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS, PAGE 32
-----------------------------------------------------------------------

23. Please describe any relationship of Tallac Corp. and John Lee to the company, other than as a shareholder.

         RESPONSE: Tallac Corp. and/or John Lee have no relationship to the Company, other than as a shareholder. We have included a statement to this effect in footnote 7 to the ownership table.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 34
-------------------------------------------------------

24. Please clarify and update the transactions listed under this section. For example, please provide an update on the "2006 Rotter Note" which was due on October 19, 2006. Also, you state in the last paragraph on page 34 that the note due to Mr. Rotter "is" due April 10, 2006.

         RESPONSE: We have revised to clarify and update the transactions listed under this section, including an update on the "2006 Rotter Note" which was due on October 19, 2006.

25. Please revise to disclose all transactions covered by Item 404 of Regulation S-B. For example, we note the issuance of securities to John Lee and the Tallac Corporation in March 2006, as described on page 67.

         RESPONSE: We have revised to disclose all transactions covered by Item 404 of Regulation S-B, including the issuance of securities to Tallac Corp. in March 2006.

PLAN OF OPERATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
-----------------------------------------------------------------------
CONDITION AND RESULTS OF OPERATIONS, PAGE 36
--------------------------------------------

PLAN OF OPERATION - UWINK RESTAURANT, PAGE 36
---------------------------------------------

26. You state you are using the net proceeds from the private placements to fund capital expenditures. Revise to disclose any material commitments for capital expenditures you may have and the expected sources of funds for such expenditures, in accordance with Item 303(b) of Regulation S-B.

         RESPONSE: We have revised to disclose that we do not currently have any material commitments for capital expenditures.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 37
---------------------------------------------

OVERVIEW, PAGE 37
-----------------

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 9


27. The purpose of an "Overview" subheading is to provide investors with an executive level introduction of uWink, Inc., its subsidiary, and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. As such, a meaningful introduction would include the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns revenue and income; the identity of the company's primary business lines, location(s) of operations, and principal products and services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. In providing this information, it is important that it not merely duplicate what may be in other parts of the MD&A section or in the Business section of the prospectus. In this regard, consider supplementing this "Overview" section to include an introduction of the industry-wide factors that management views as most relevant to the company. Finally, and to the extent known, provide insight into challenges, risks and opportunities that management is aware of and discuss any actions being taken to address the same. This latter point seems especially significant given the company's recent change in business. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: http://www.sec.gov/rules/interp/33-8350.htm. See also,
Item 303 of Regulation S-B.

         RESPONSE: We have supplemented the "Overview" subheading in line with the Staff's suggestions.

28. On page 38, please expand upon the reasons for the decision to reposition the company as an entertainment restaurant enterprise.

         RESPONSE: We have expanded upon the reasons for the decision to reposition the Company as an entertainment restaurant enterprise on page 38.

29. With respect to restaurant operations, please revise to disclose the current status of your operations, any projected restaurant openings or franchise operations, including estimated costs, and risks and uncertainties associated with any anticipated operations.

         RESPONSE: We have revised the "Overview" subheading to disclose the current status of our restaurant operations and anticipated franchise operations, including risks and uncertainties. We do not currently have any projected restaurant openings.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 38
---------------------------------------------------

30. Revise the discussion of revenue recognition in MD&A and the notes to the financial statements to clarify the terms associated with the licenses to use the games loaded on the terminals, including the duration of the licenses, rights to upgrades or enhancements and rights to other future deliverables.

         RESPONSE: We have revised the discussion of revenue recognition in MD&A on page 39 and the notes to the financial statements to clarify the terms associated with the licenses to use the games loaded on the terminals, including the duration of the licenses, rights to upgrades or enhancements and rights to other future deliverables.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 10


RESULTS OF OPERATIONS, PAGE 40
------------------------------

SIX MONTHS ENDED JUNE 30, 2006 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2005,
----------------------------------------------------------------------------
PAGE 40
-------

31. Please tell us why you used the three month figure for uncollectible advances to suppliers.

         RESPONSE: We used the three month figure for uncollectible advances to suppliers to signify that the write off occurred in the second quarter of 2006. There was no write off of uncollectible advances to suppliers in the first quarter of 2006. We have revised this disclosure to refer to the nine month figure in the updated discussion of the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005. We have also revised this disclosure in the amended June 30, 2006 Form 10-QSB we have filed.

32. Please explain the decrease in gross profit.

         RESPONSE: We have provided an explanation of the decrease in gross profit in the updated discussion of the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005 and also provided such an explanation in the amended June 30, 2006 Form 10-QSB we have filed.

33. We note your statement on page 41 regarding "the repayment in 2005 of amounts borrowed to fund our pursuit of the assets of Sega Gameworks out of bankruptcy." We also note the company's Form 8-K filed on December 20, 2004. Please disclose here or where appropriate the outcome of the company's bid to purchase the assets of Sega Gameworks out of bankruptcy. Please disclose the total amounts borrowed in your bid attempt and reconcile the $615,000 deposit paid, as disclosed throughout the document, with the amounts disclosed in the related Form 8-K.

         RESPONSE: We have disclosed the outcome of, and the total amounts borrowed relating to, our bid to purchase the assets of Sega Gameworks out of bankruptcy in the updated discussion of the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005, as well as in the discussion for the year ended December 31, 2005 compared to the year ended December 31, 2004. The only amounts borrowed by the Company relating to this bid were $615,000 used to fund the earnest money deposit required by the bankruptcy court. Of this $615,000, we borrowed $405,000 from Mellon Bank, as described in our December 20, 2004 8-K, and we borrowed the additional $210,000 from 2 individuals (these loans are described in Note 8 to our financial statements for the year ended December 31, 2005). When the auction was concluded and our bid failed (as described in our December 20, 2004 8-K), the $615,000 deposit was returned to us and we then repaid the $615,000 borrowed to fund the deposits. We borrowed no other amounts under the $4,000,000 credit line to be provided by Mellon Bank, described in our December 20, 2004 8-K, as the availability of that credit line was expressly conditioned on our winning the bid for the Sega Gameworks assets.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 11


YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004, PAGE 41
------------------------------------------------------------------------------

34. Please explain the increase in software licensing revenue from 2004 to 2005.

         RESPONSE: We have explained the increase in software licensing revenue from 2004 to 2005 in the comparison of the year ended December 31, 2005 to the year ended December 31, 2004.

35. On page 42 you discuss your gain on settlement of debt. You also addressed these gains in comment 37 of our letter dated October 20, 2004. Please revise to clarify the gains recorded in 2004 were due to over-billed amounts or amounts billed in error with respect to trades payable. Also, please tell us why Stonefield Josephson, your former auditors, settled their payable with you as you do not provide the specific reason in your response letter to us. Tell us why you recorded a payable of $137,500 from DeAmertek Corporation if you had no obligation to the company. Explain to us the process you follow in recording trades payable. Tell us if you record trade liabilities upon receipt of goods, invoice, etc.

         RESPONSE: We have revised to clarify that the gains recorded in 2004 were due to over-billed amounts or amounts billed in error with respect to trade payables. Stonefield Josephson settled a trade payable with us in 2004 pursuant to their acknowledgement that they had overbilled us for our 2003 audit. In 2000, uWink California (as defined in the SB-2 on page 37) entered into an agreement with DeAmertek Corporation relating to the delivery of certain materials to by DeAmertek. DeAmertek subsequently did not fully perform under the agreement and the agreement was abandoned by mutual consent. During the audit for 2003, our first following the acquisition of uWink California, our auditors determined that we did not have sufficient documentation to support the abandonment of the agreement with DeAmertek and, as a result, we recorded a trade payable of $137,500. Subsequently, we were able to secure documentation from DeAmertek that no amounts were owing under this agreement and we then recorded the corresponding gain on settlement of debt in 2004. Our process for recording trade liabilities is to record a liability upon receipt of goods or, in the case of services, upon receipt of the relevant invoice.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 42
----------------------------------------

36. For the notes payable discussion beginning on page 43, please provide the outstanding balances on each of the notes. Please disclose if you are in default on any of the notes. Please confirm that all material financing arrangements have been filed as material exhibits.

         RESPONSE: We have provided the outstanding balances on each of the notes in the updated Liquidity and Capital Resources discussion through September 30, 2006. We have also disclosed that we are not in default on any of the notes. We have filed all material financing arrangements as material exhibits, and have included a statement to that effect in this section.

37. Please update to discuss whether you plan to undertake any material commitments for capital expenditures and if so, the expected sources of funds for such expenditures. Refer to Item 303(b) of Regulation S-B.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 12


         RESPONSE: We have updated to disclose that we do not currently have any definitive plans to undertake any material commitments for capital expenditures.

38. Please disclose how long you can currently satisfy your cash requirements.

         RESPONSE: We have disclosed how long we can currently satisfy our cash requirements.

CASH POSITION AND SOURCES AND USES OF CASH, PAGE 46
---------------------------------------------------

39. You state net cash used in operations as of June 30, 2006 was $520,588 and the increase over the prior period was "primarily attributable to the reduced use of common stock to pay for services in 2006." When common stock is issued for services, cash is not affected. Please revise your disclosure to discuss the actual cash transactions that contributed to the net cash used in operations during the period. Also apply the above comment to your December 31, 2005 discussion of net cash flows from operations.

         RESPONSE: We have revised our disclosure in the updated September 30, 2006 discussion and in our December 31, 2005 discussion of net cash flows from operations to discuss the actual cash transactions that contributed to the net cash used in operations during the period. We have also revised this disclosure in the amended Forms 10-QSB for March 31, 2006, June 30, 2006 and September 30, 2006 we have filed.

40. Revise to clarify the sentence that state $301,799 of accounts receivable was "liquidated." Clarify if you collected payment on the accounts receivable, wrote the balance off, etc. Also, expand your disclosure to provide clarification on the liquidation of inventory and inventory deposits as well. Discuss your accounting treatment for these liquidations.

         RESPONSE: We have revised to clarify our cash collections of accounts receivable in our updated September 30, 2006 discussion and in our December 31, 2005 discussion of net cash flows from operations and expanded our disclosures to provide clarification on the liquidation of inventory and inventory deposits as well. We have also discussed our accounting treatment for these transactions. We have also clarified this disclosure in the amended Forms 10-QSB for March 31, 2006, June 30, 2006 and September 30, 2006 we have filed.

For the Staff's reference we provide below a reconciliation of the movements in Inventory, Accounts Receivable and Inventory Deposits for the period from January 1, 2004 to September 30, 2006.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 13

Inventory Reconciliation 1/1/2004-9/30/2006
Opening Bal. 1/1/2004, net of reserve                                   $ 179,135
Net Cash Additions 2004                                                 $ 660,934
Increase Inv. Reserve 2004                                              $(320,400)

Ending Bal. 12/31/2004, net of reserve                                  $ 519,670

Gross Write off of Inventory Previously Reserved For 2005               $(461,941)
Net Cash Additions 2005                                                 $  44,670
Net Reduction in Inventory Reserve 2005                                 $ 152,945 *

Ending Bal. 12/31/2005, net of reserve                                  $ 255,344

Net Movement to COGS 2006                                               $(115,708)
Increase in Inventory Reserve 2006                                      $ (78,275)

Ending Bal. 9/30/2006, net of reserve                                   $  61,361


*Write Off Gross Inv. Previously Reserved for Against Reserve in 2005                     $(461,941)
Increase Inv. Reserve in 2005                                                             $ 308,996
Net Reduction in Inventory Reserve in 2005                                                $(152,945)



Accounts Receivable Reconciliation 1/1/2004-9/30/2006

Opening Bal. 1/1/2004                                                   $ 132,157
Increase in Accounts Receivable 2004                                    $ 395,636
Provision for Sales Returns                                             $(150,000) **
Increase in Bad Debt Allowance                                          $ (95,782)

Ending Bal. 12/31/2004                                                  $ 282,011
** Net Increase in Accounts Receivable is $245,636,
   net of $150,000 Provisions for Sales Returns

Write off of gross receivables previously reserved for                  $(175,177)
Cash Collections on Accounts Receivable 2005                            $(126,622)    (net of reversal of Provision
                                                                                      for Sales Returns of $150,000)
Net Reduction in Bad Debt Allowance 2005                                $  19,789 ***

Ending Bal. 12/31/2005                                                  $       0


*** Write off Gross Accounts Receivable Previously
    Reserved for Against Reserve in 2005                                                  $(175,177)
Reverse excess allowance for doubtful accounts                                            $(111,503)
Increase in Bad Debt Allowance in 2005                                                    $ 266,892
Net Reduction in Bad Debt Allowance in 2005                                               $ (19,789)


Net Decrease in Accounts Receivable 2006                                $  (1,447)
Net Reduction in Bad Debt Allowance 2006                                $   3,728

Ending Bal. 9/30/2006                                                   $   2,281


Inventory Deposits Reconciliation 1/1/2004-9/30/2006

Opening Bal 1/1/2004                                                    $  20,000

Net Additions 2004                                                      $ 333,193

Ending Bal. 12/31/2004                                                  $ 353,193

Write off to COGS upon receipt and concurrrent sale of goods            $(250,393)
Write off to COGS as uncollectible                                      $ (36,402)

Ending Bal. 12/31/2005                                                  $  66,398

Write off to COGS as uncollectible                                      $ (66,398)

Ending Bal. 9/30/2006                                                   $       0

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 14


MARKET PRICE AND DIVIDENDS ON COMMON STOCK, PAGE 54
---------------------------------------------------

41. Please provide the source of the high and low bid information.

         RESPONSE: We have provided the source of the high and low bid information.

SELLING SHAREHOLDERS, PAGE 60
-----------------------------

42. We note the reference to a $100,000 promissory note due to Mr. Rotter in footnote 8 on page 62. It appears that warrants are or were issuable to Mr. Rotter as repayment of the promissory note. Please explain how repayment of the promissory note and issuance of warrants after filing of the registration statement to cover resales of underlying common shares is consistent with the private placement exemption claimed for the issuance of the warrants.

         RESPONSE: The common shares underlying Mr. Rotter's promissory note and warrants have been removed from this registration statement and thus we believe that this comment is no longer applicable.

43. We note the statement in footnote 47 on page 65 that Merriman Curhan Ford & Co. is a registered broker-dealer. Please revise here and where appropriate in the prospectus to indicate that the shareholder is an underwriter.

         RESPONSE: Merriman Curhan Ford & Co. has been removed as a Selling Shareholder from the registration statement and thus we believe that this comment is no longer applicable.

LEGAL MATTERS, PAGE 70
----------------------

44. Please further identify the circumstances of the issuances to RP Capital.

         RESPONSE: We have further identified the circumstances of the issuances to RP Capital in the Legal Matters section.

FINANCIAL STATEMENTS
--------------------

45. Please note the updating requirements of Item 310(g) of Regulation S-B.

         RESPONSE: We have taken note of the updating requirements of Item 310(g) of Regulation S-B and update the financial statements accordingly to reflect our results and financial condition as of September 30, 2006.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-4
-----------------------------------------------

46. Revise the annual and interim financial statements to disclose the nature and amount of the major components of selling, general and administrative expenses in a note or state them separately on the statement of operations for the periods presented.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 15


         RESPONSE: We have revised the annual and interim financial statements to disclose the nature and amount of the major components of selling, general and administrative expenses in a note for the periods presented.

STATEMENT OF CASH FLOWS, PAGE F-6
---------------------------------

47. Based on the disclosures on page F-22, $143,500 of notes from related parties were paid off during the year ending December 31, 2005. However, the statement of cash flows reports repayment of advances from related parties of $117,139. Revise the statement to separately report payments and proceeds from advances from related parties as well as from debt, in accordance with SFAS 95. Also, we note the line item called "proceeds from (repayment of) debt, net of conversion into common stock." Since a conversion of debt to stock is a non-cash transaction, this should not be reflected as cash provided from financing activities; rather, it should be reported in the supplement disclosures of non-cash financing activities.

         RESPONSE: We have revised the statement to separately report payments and proceeds from advances from related parties as well as from debt, in accordance with SFAS 95, excluding conversion of debt into common stock (we have reflected the conversion of debt and accrued interest into common stock in the supplemental disclosures). A reconciliation of payments and proceeds from advances from related parties, as well as from debt, for 2005 is presented below for the Staff's reference.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 16


Reconciliation of Proceeds and Repayments from Debt and Related Parties 2005

Proceeds from Debt 2005
Issuance of Note to William Hines                                     $ 100,000

Repayment of Debt 2005
Repayment of Notes to Fund Deposit for Sega Gameworks auction         $(615,000)
Repayment of Note to Ray Hibarger*                                    $(131,295)

Total Repayments of Debt 2005                                         $(746,295)

*Moved from Due to Related Parties to Notes Payable following termination of employment in 2005

Proceeds from Due to Related Parties 2005
Bradley Rotter Note                                                   $ 200,000
Increase under Dan Lindquist Note                                     $  50,500
New Dennis Nino Note                                                  $  39,000

Total Proceeds Due to Related Parties 2005                            $ 289,500

Repayments to Related Parties 2005
Repay 2004 Dennis Nino Note                                           $(117,000)
Partial Repay Nancy Bushnell Note                                     $ (26,500)

Total Repayments Due to Related Parties 2005                          $(143,500)


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, PAGE F-7
-------------------------------------------------------------------

PROPERTY AND EQUIPMENT, PAGE F-8
--------------------------------

48. Revise to disclose the estimated useful life over which you depreciate the computer equipment and related software.

         RESPONSE: We have revised this note to disclose the estimated useful life over which we depreciate the computer equipment and related software.

REVENUE RECOGNITION, PAGE F-9
-----------------------------

49. Your disclosure does not address whether collectibility of payment must be probable before you recognize revenue on your products. Refer to SOP 97-2 and revise your disclosure as needed.

         RESPONSE: We have revised our disclosure in the annual and interim financials statements and MD&A to provide that collectibility of payment must be probable before we recognize revenue on our products.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 17


50. We note your disclosure stating you provide post sale support on a case by case basis. Tell us how much revenue you earned from post sale support during the periods presented. Revise to provide your revenue recognition policy for post sale support, if material.

         RESPONSE: We earned no revenue from post sale support during the periods presented and have provided disclosure to this effect in the annual and interim financial statements and the MD&A. As such, we have not provided our revenue recognition policy for post sale support because it is immaterial.

GEOGRAPHIC AREA AND MAJOR CUSTOMERS
-----------------------------------

51. We note your disclosure in "Customers" on page 22 stating you generated approximately 71.5% of revenues from one customer during 2005. We reiterate our request from comment 107 of our letter dated October 20, 2004 for you to provide the disclosures required by paragraphs 38 and 39 of SFAS 131 regarding geographic areas and major customers in a note to the financial statements, where material.

         RESPONSE: We have included the disclosure required by paragraphs 38 and 39 of SFAS 131 regarding geographic areas and major customers in a subsection entitled "Geographic Areas and Major Customers" in Note 1 to the 2005 financial statements and Note 1 to the updated interim financial statements for the nine month period ended September 30, 2006. We have also corrected the disclosure on page 22 for 2005 to conform to the disclosure presented in the notes to the financial statements.

NOTE 3 - INVENTORY, PAGE F-21
-----------------------------

 52. Revise to break-out inventory between raw materials and finished goods for the periods presented.

         RESPONSE: We have revised note 3 to the annual financial statements to break-out inventory between raw materials, work in process and finished goods at December 31, 2004. We have treated all inventory as finished goods inventory at December 31, 2005 and at the balance sheet dates for the 2006 interim financial statements as a result of our strategic decision during 2005 to reposition the Company as an entertainment restaurant company, pursuant to which we wound down our SNAP! and Bear Shop manufacturing and sales operations and began the process of liquidating (selling) our remaining inventory. We have made disclosure to this effect in the notes to the 2005 annual financial statements and 2006 interim financial statements.

NOTE 6 - DUE TO RELATED PARTIES, PAGE F-21
------------------------------------------

53. On page F-22 you state the note payable to Mr. McLeod is convertible at $1.75 per share. However, you also state the $50,000 note plus $10,000 accrued interest was converted into 200,000 shares of common stock. This conversion yields a $0.30 per share conversion price. Please explain to us the reason for this apparent inconsistency and revise your disclosures to provide further clarity.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 18


         RESPONSE: The note payable to Mr. McLeod was convertible AT THE OPTION OF THE HOLDER at $1.75 per share, otherwise payment was due in cash at maturity. At the time of the maturity of the note, our stock was trading in the $0.30 per share range and rather than repay the note in cash, we negotiated a conversion with the holder at $0.30 per share. We have revised our disclosure to clarify this.

54. On page F-22 you state during 2005 the amount outstanding under the Vice President of Marketing's loan was "reduced" by $131,296. Revise to clarify how the note was reduced (e.g. repaid, forgiven, converted...). Also, explain your accounting for this transaction.

         RESPONSE: We have revised to clarify that we repaid in cash $131,296 of the loan outstanding to our former Vice President of Marketing during 2005. The accounting for this transaction was a credit to cash and a debit to note payable.

NOTE 7 - CONVERTIBLE NOTE PAYABLE, PAGE F-22
--------------------------------------------

55. In the third paragraph on page F-23 you discuss the conversion of $90,003 of convertible notes and interest into 300,012 shares of common stock. Since you also state the notes can be converted at $1.75 per share, please explain to us why you converted the notes at $0.30 per share. Revise your disclosures as needed to provide clarification.

         RESPONSE: The notes payable were convertible AT THE OPTION OF THE HOLDERS at $1.75 per share, otherwise payment was due in cash at maturity. At the time of the maturity of the notes, our stock was trading in the $0.30 per share range and rather than repay the notes in cash, we negotiated a conversion with the holders at $0.30 per share. We have revised our disclosure to clarify this.

NOTE 11 - STOCKHOLDERS' EQUITY, PAGE F-24
-----------------------------------------

COMMON STOCK, PAGE F-24
-----------------------

56. Please reconcile the information (i.e. shares, dollar amount and description) disclosed in the Form 8-K filed on March 18, 2005, with the information disclosed in this footnote as the information does not appear to be consistent. Also, the information included in Item 26 for 2004 and 2005 does not appear to agree with some of the information included in this footnote. Revise to provide consistent information in the document.

         RESPONSE: The reconciliation of the information disclosed in the March 18, 2005 8-K to the information disclosed in this footnote and Item 26 is as follows:

1. SALE OF 5,389 SHARES FOR GROSS PROCEEDS OF $9,447 BETWEEN 10/15/2004 AND 10/21/2004. These shares were the last transactions included in our sale of 890,992 shares of common stock for gross proceeds of $1,559,124 to 58 investors, as disclosed in this footnote and in Item 26. We have revised the disclosure of the ending date of this offering in Item 26 to October 21, 2004.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 19


         2. SALE OF $225,000 OF CONVERTIBLE DEBENTURES BETWEEN NOVEMBER 2, 2004 AND DECEMBER 6, 2004. We have revised to include disclosure regarding the sale of these notes in this footnote and Item 26. The disclosure in the March 18, 2005 8-K of the conversion price of these notes as $1 is incorrect, the notes were convertible at the option of the holders at $1.75.

         3. ISSUANCE ON JANUARY 1, 2005 OF 90,000 SHARES OF COMMON STOCK TO CONSULTANTS VALUED AT $114,500. The disclosure in the March 18, 2005 8-K refers to 50,000 shares of common stock issued to Mr. Paul Abramowitz in exchange for financial consulting services valued at $127,500 on January 1, 2005 and 40,000 shares of common stock ultimately issued to CCRI, Inc. on March 8, 2005 in exchange for public relations services valued at $38,000, as disclosed in
              Item 26. In the footnote to the financial statements, the CCRI transaction is disclosed separately as "Issued 40,000 shares of common stock in exchange for public relations services valued at $38,000", and the Abramowitz transaction is included in the disclosure for "Issued 159,464 shares of common stock for financial consulting services valued at $226,842." As part of our audit for 2005, we revalued the Abramowitz shares to $127,500, resulting in a higher combined value for the Abramowitz and CCRI shares of $165,500, as compared to $114,500 disclosed in the March 18, 2005 8-K.

         4. ISSUANCE OF 175,000 SHARES OF COMMON STOCK FOR PUBLIC RELATIONS SERVICES ON FEBRUARY 22, 2005 VALUED AT $157,500. The disclosure in the March 18, 2005 8-K refers to 175,000 shares of common stock issued to Mr. Tom Hemingway in exchange for consulting services valued at $194,250 on February 22, 2005. In the footnote to the financial statements, this transaction is included in the disclosure for "Issued 313,251 shares of common stock in exchange for consulting services valued at $346,464", along with several additional issuances of shares to consultants, each individually disclosed in Item 26. The Hemingway shares were issued pursuant to a registration statement on Form S-8 and, as such, are not reportable under Item 26. As part of our audit for 2005, we revalued these shares to $194,500, as compared to $157,500 disclosed in the March 18, 2005 8-K.

         5. ISSUANCE OF 400,000 SHARES OF COMMON STOCK FOR INVESTOR RELATIONS SERVICES ON MARCH 1, 2005 VALUED AT $360,000. The disclosure in the March 18, 2005 8-K refers to our issuance, on March 8, 2005, of 400,000 shares of common stock to Redwood Consultants, Inc. in exchange for investor relations services valued at $444,000, as disclosed in Item 26. In the footnote to the financial statements, this transaction is included in the disclosure for "Issued 450,000 shares of common stock in exchange for investor relations services valued at $466,500" along with one additional issuance of 50,000 shares to Friedland Capital valued at $22,500. As part of our audit for 2005, we revalued the shares issued to Redwood Consultants to $444,000, as compared to $360,000 disclosed in the March 18, 2005 8-K.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 20


         6. SALE OF 100,000 SHARES OF COMMON STOCK FOR GROSS PROCEEDS OF $75,000 ON MARCH 11, 2005. The disclosure in the March 18, 2005 8-K refers to our sale, on March 14, 2005, of 100,000 shares of common stock to an investor for $75,000 cash, as disclosed in Item 26 and in the footnote to the financial statements.

We have revised the footnote to the financial statements to disclose each individual stock issuance, rather than summary information, to provide information consistent with Item 26, as requested by the Staff.

Those stock issuances disclosed in Note 9 to our September 30, 2006 interim financial statements that are not also disclosed in Item 26 are omitted from
Item 26 because they were made pursuant to a registration statement on Form S-8 and, thus, are not required to be disclosed in Item 26.

NOTE 12 - STOCK OPTIONS AND WARRANTS, PAGE F-26
-----------------------------------------------

WARRANTS, PAGE F-27
-------------------

57. Disclose the total amount of expense recognized as of December 31, 2004 and 2005, for the warrants granted during these periods.

         RESPONSE: We have revised to disclose the total amount of expense recognized as of December 31, 2004 and 2005, for the warrants granted during these periods in this footnote.

NOTE 14 - COMMITMENTS AND CONTINGENCIES, PAGE F-28
--------------------------------------------------

58. In "Distribution and Marketing" on page 22 you state, on February 3, 2005, you signed a three year manufacturing and distribution agreement with Bell-Fruit Games, Ltd. Please disclose the status of this agreement. If this agreement was still in effect as of December 31, 2005, revise to discuss the significant terms and conditions of the agreement in the footnotes.

         RESPONSE: We have disclosed in "Distribution and Marketing" that we believe that this agreement is no longer in effect and that we recorded no revenue under this agreement through the date of the prospectus. We believe that this agreement was no longer in effect as of December 31, 2005. As such, we believe that a discussion of the significant terms and conditions of the agreement in the footnotes is not required.

INTERIM FINANCIAL STATEMENTS, PAGE F-30
---------------------------------------

59. Revise the interim financial statements and notes thereto to conform to the requested changes to the annual financial statements as applicable. Also, revise the Form 10-KSB and Forms 10-QSB as of March 31, 2006 and June 30, 2006 to conform to the requested changes.

         RESPONSE: We have revised the interim financial statements and notes thereto to conform to the requested changes to the annual financial statements as applicable. We have also revised the Form 10-KSB for 2005 and the Forms 10-QSB for March 31, 2006, June 30, 2006 and September 30, 2006 to conform to the requested changes.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 21


NOTE 10 - EQUITY, PAGE F-37
---------------------------

60. You have provided footnote disclosure for the common stock transactions for the three-month period ended June 30, 2006. Revise to disclose all common stock transactions that occurred during the six months ending June 30, 2006. We note that $1.5 million private placement of 5 million shares of common stock on March 3, 2006. Disclose all major terms and conditions of the private placement in the footnotes.

         RESPONSE: We have revised note 9 to the updated interim September 30, 2006 financials to disclose all common stock transactions (including all material terms) that occurred during the nine months ending September 30, 2006. We have disclosed all common stock transactions that occurred during the six months ending June 30, 2006 in the amended Form 10-QSB for June 30, 2006.

61. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the warrants issued in conjunction with the 5 million shares of common stock are to be classified as a liability or equity in the balance sheet. We note the registration rights requires you to file a registration statement that is declared effective by the SEC, within 45 days after the closing date of the agreement, and to keep the registration statement continuously effective for a present time period, or else you are required to pay liquidated damages. The EITF recently deliberated on the impact of liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 THE EFFECT OF A LIQUIDATED DAMAGES CLAUSE ON A FREESTANDING FINANCIAL INSTRUMENT SUBJECT TO ISSUE NO. 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to classify the warrants as liabilities on the balance sheet. Please address this comment for any other warrants that may have registration rights as well.

         RESPONSE: In our unaudited quarterly financial statements for 2006 as originally filed the Company had, in consultation with our external auditors, interpreted and applied EITF 00-19 to treat the fair value of financing warrants as a cost of raising equity with a corresponding amount debited to additional paid-in capital. In consultation with our external auditors regarding the application of EITF 00-19 in light of EITF 05-4, on December 1, 2006 the Company's Chief Executive Officer and Chief Financial Officer determined to amend and restate the financial statements and information for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 to recognize expense for the fair value of the those warrants issued during 2006 subject to registration rights/liquidated damages for failure to register provisions and to book a corresponding amount as short term warrant liability on the balance sheet. None of the warrants issued by the Company prior to 2006 are subject to registration rights/liquidated damages for failure to register provisions, so, in accordance with EITF 00-19, we continue to account for the fair value of those warrants as a cost of raising equity with a corresponding amount debited to additional paid-in capital.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 22


62. The June 30, 2006 balance sheet reports $52,644 of shares to be issued. However, you discuss $59,708 of shares to be issued in the first paragraph of this footnote and in the second paragraph of this footnote you disclose even more shares to be issued. Please reconcile the amounts disclosed as shares to be issued in this footnote with the amount reported on the balance sheet.

         RESPONSE: The $59,708 of shares to be issued discussed in the first paragraph of this footnote relates to shares to be issued on the balance sheet AT MARCH 31, 2006 and the disclosure relates to the subsequent issuance of those shares during the 2nd quarter of 2006. We have provided a reconciliation of shares to be issued in Note 9 to the updated financial statements for the nine months ended September 30, 2006.

NOTE 11 - STOCK OPTIONS AND WARRANTS, PAGE F-38
-----------------------------------------------

STOCK OPTIONS, PAGE F-38
------------------------

63. Revise to disclose the following with respect to paragraph A240 of SFAS 123(R):

         o the total weighted-average remaining contractual term of options outstanding in accordance with paragraph d(1),
         o the weighted-average exercise price, weighted-average remaining contractual term and aggregate intrinsic value of the options currently exercisable in accordance with paragraph d(2),
         o the disclosure requirements of paragraph b(2), c(2), h, i, j, and k, as applicable.

         RESPONSE: We have revised the SFAS 123(R) disclosures in Note 11 to the updated September 30, 2006 interim financials and in the amended Forms 10-QSB for March 31, June 30 and September 30, 2006 to include:

         o the total weighted-average remaining contractual term of options outstanding in accordance with paragraph d(1),
         o the weighted-average exercise price, weighted-average remaining contractual term and aggregate intrinsic value of the options currently exercisable in accordance with paragraph d(2),
         o the disclosure requirements of paragraph b(2), c(2), h, i, j, and k, as applicable.

64. In the Form 10-QSB as of March 31, 2006, many of the above disclosures appear to be missing as well as various other disclosure requirements including aggregate intrinsic value for the shares outstanding as of March 31, 2006. Please review the disclosure requirements of SFAS 123(R) and revise note 11 of the Form 10-QSB as of March 31, 2006 as needed.

         RESPONSE: We have added the missing disclosures required by SFAS 123(R) in the amended Forms 10-QSB we have filed for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 23


65. In note 11 of the Form 10-QSB as of March 31, 2006, some of the assumptions disclosed for the Black Scholes calculation (for the 400,000 options granted on February 10, 2006) are different from the assumptions disclosed in the footnote. Please explain to us the reason for the difference and revise the appropriate document as needed.

         RESPONSE: Note 11 of the Form 10-QSB as of March 31, 2006 contained incorrect disclosure regarding the Black Scholes assumptions for the options granted during the first quarter of 2006. We have corrected this disclosure and included the full disclosure required under SFAS 123(R) in the amended Form 10-QSB for March 31, 2006 that we have filed.

WARRANTS, PAGE F-40
-------------------

66. Revise page F-41 to discuss the warrants issued during the six month period ending June 30, 2006, as opposed to the three month period. Also disclose the total amount of warrant expense that was recognized in the statement of operations for the periods presented in the interim financial statements.

         RESPONSE: We have revised the warrant disclosure in note 10 to the updated September 30, 2006 financial statements to discuss the warrants issued during the nine month period ending September 30, 2006, as opposed to the three month period. We have also disclosed the total amount of warrant expense that was recognized in the statement of operations for the periods presented in the updated interim financial statements and the amended Forms 10-QSB for 2006 that we have filed.

NOTE 13 - COMMITMENTS AND CONTINGENCIES (LEASES), PAGE F-42
-----------------------------------------------------------

67. Disclose the total rent expense recorded for the periods presented in the statement of operations, in accordance with SFAS 13.

         RESPONSE: We have disclosed the total rent expense for the periods presented in note 12 to our updated interim financial statements for the nine months ended September 30, 2006. We have also amended our Forms 10-QSB for March 31, 2006, June 30, 2006 and September 30, 2006 to disclose the total rent expense for the periods presented in the Commitment and Contingencies footnote.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES, PAGE 72
---------------------------------------------------------

68. Please revise to provide all of the information required by Item 701(b) of Regulation S-B, including identification of the persons or class of persons who purchased your securities.

         RESPONSE: We have revised Item 26 to provide all of the information required by Item 701(b) of Regulation S-B, including identification of the persons or class of persons who purchased our securities. We have made the same revisions in our amended Form 10-KSB for the year ended December 31, 2005.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 24


DURING 2005, PAGE 75
--------------------

69. On page 75, you refer to three instances where the company issued stock to Mr. James Stepanian as a financial penalty for failing to register common stock held by Mr. Stepanian. Please elaborate on this statement. Please revise to identify the circumstances under which Mr. Stepanian received the common stock that was not registered.

         RESPONSE: We have revised the disclosure regarding the issuance of shares to James Stepanian in Item 26 to identify the circumstances under which Mr. Stepanian received the common stock that was not registered. We have made the same revisions in our amended Form 10-KSB for the year ended December 31, 2005.

ITEM 28. UNDERTAKINGS, PAGE 79
------------------------------

70. Please add the undertakings required by Items 512(a)(4) of Regulation S-B or explain why they are not required.

         RESPONSE: We have added the undertakings required by Item 512(a)(4) of Regulation S-B.

EXHIBIT 5.1 - LEGALITY OPINION
------------------------------

71. Please revise your legality opinion to indicate that opinion opines upon Utah law including the Utah Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

         RESPONSE: We have revised our legality opinion to indicate that the opinion opines upon Utah law including the Utah Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

72. Also, please revise to separately identify the shares underlying each security "to be issued to and sold by certain selling shareholders upon the exercise of certain warrants."

         RESPONSE: We have removed the shares underlying warrants from the registration statement so there is only common stock being registered.

EXHIBIT 23
----------

73. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.

         RESPONSE: We have provided a currently dated consent of the independent public accountant in the amendment to the registration statement.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 25


EXCHANGE ACT FILINGS
--------------------

74. Please revise your Form 10-KSB for the year ended December 31, 2005 and your Form 10-QSB for the periods ended March 31, 2006 and June 30, 2006 to comply with the comments issued on the Form SB-2, as applicable.

         RESPONSE: We have filed an amended Form 10-KSB for the year ended December 31, 2005 and amended Forms 10-QSB for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 to comply with the comments issued on the Form SB-2.

FORMS 10-QSB AS OF MARCH 31, 2004, JUNE 30, 2004 AND SEPTEMBER 30, 2004 FILED ON
--------------------------------------------------------------------------------
JULY 20, 2006
-------------

75. You state the independent accountants have not reviewed the unaudited consolidated financial statements for the three months ending March 31, June 30, and September 30, 2003 in each of the Forms 10-QSB referenced in our heading directly above. Item 310(b) of Regulation S-B states interim financial statements included in quarterly reports on Forms 10-QSB must be reviewed by an independent public accountant. Tell us why you believe the financial statements included in these Forms are in compliance with this Item. Tell us if you have plans for the accountants to review these financial statements and if not, why not.

         RESPONSE: As disclosed under "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" in the SB-2, on July 27, 2005, our board of directors approved the dismissal of Stonefield Josephson, Inc. as our independent public accountants and the appointment of Kabani & Company, Inc. as their replacement. The statement in our amended Forms 10-QSB for 2004 that the unaudited consolidated financial statements for the three months ending March 31, June 30, and September 30, 2003 were not reviewed by the independent accountants refers to the fact that our new auditors Kabani & Company did not review our 2003 quarterly financials. Our 2003 quarterly financial statements presented in the 2004 amended Forms 10-QSB were reviewed by our prior auditors, Stonefield Josephson. We have revised the amended Forms 10-QSB for 2004 to delete this statement. We believe that the 2003 unaudited quarterly financials statements presented in the amended Forms 10-QSB for 2004 are in compliance with Item 310(b) because they were reviewed by Stonefield Josephson.

FORM 10-QSB AS OF MARCH 31, 2006 FILED ON MAY 15, 2006
------------------------------------------------------

76. You state the independent accountants have not reviewed the unaudited consolidated financial statements for the three months ended March 31, 2005. We also note the March 31, 2005, financial statements included in the Form filed May 15, 2006, do not agree with the restated financial statements included in the Form 10-QSB as of March 31, 2005, filed on August 1, 2006. However, the financial statements included in the Form filed May 15, 2006, agree with the ones included in the Form 10-QSB as of March 31, 2005, filed on May 23, 2005, which are pre-restatement. Please explain the reason for the apparent inconsistency. Also, please tell us how the un-reviewed financial statements comply with Item 310(b) of Regulation S-B.

Mr. Ronald E. Alper
Securities and Exchange Commission
December 8, 2006
Page 26


         RESPONSE: See Response 75. Our original March 31, 2005 quarterly financials were reviewed by our prior auditors Stonefield Josephson and the statement in the March 31, 2006 Form 10-QSB that our independent accountants have not reviewed the March 31, 2005 financials refers to the fact that our current auditors, Kabani & Company, did not review those financials. Subsequent to filing our March 31, 2006 Form 10-QSB, we restated our March 31, 2005 financials in an amended Form 10-QSB for March 31, 2005 filed on August 1, 2006. At that time, we neglected to amend our March 31, 2006 Form 10-QSB to reflect the restated March 31, 2005 financials. We have now filed an amended Form 10-QSB for March 31, 2006 to do so and have removed the statement that "our independent accountants have not reviewed the unaudited consolidated financial statements for the three months ended March 31, 2005" in that amended March 31, 2006 Form 10-QSB. We believe the March 31, 2005 unaudited quarterly financials statements as filed on August 1, 2006 and as reflected in our amended Form 10-QSB for March 31, 2006 are in compliance with Item 310(b) because they were reviewed by Kabani & Company.

                                     * * * *

         If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

                                                     Very truly yours,


                                                     By:  /s/ Peter Hogan
                                                          -----------------
                                                          Peter Hogan

cc: Peter Wilkniss